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MAR 02 2009
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105

AB 3/10

UNIT
SECURITIES AND E.
Washington, D.C. 20549

09059130

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 6693

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/23/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Calibrax Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

157 Main Street 3rd Floor
(No. and Street)

Cold Spring Harbor, NY 11724
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Zucker 732-817-1099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berger, Toombs, Elam, Gaines & Frank
(Name – *if individual, state last, first, middle name*)

600 Citrus Ave Suite 200 Fort Pierce, NY 34950
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent Molinari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Calibrax Capital Partners, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RENEE REYES
Notary Public, State of New York
No. 01RE6168343
Qualified in Queens County
Term Expires June 11, 2011

2/27/09

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Calibrax Capital Partners, LLC

ANNUAL FINANCIAL REPORT

December 31, 2008

Berger, Toombs, Elam,
Gaines & Frank

Certified Public Accountants PL

Calibrax Capital Partners, LLC

ANNUAL FINANCIAL REPORT

For the Six Months Ended December 31, 2008

TABLE OF CONTENTS

	Page Number
REPORT OF INDEPENDENT AUDITORS	1-2
FINANCIAL STATEMENTS	
Statement of Financial Position	3
Statement of Income and Changes in Member's Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
SUPPLEMENTAL INFORMATION	
Computation of Net Capital	8

Berger, Toombs, Elam,
Gaines & Frank

Certified Public Accountants PL

600 Citrus Avenue
Suite 200
Fort Pierce, Florida 34950

772/461-6120 // 461-1155
FAX: 772/468-9278

Report of Independent Auditors

Calibrax Capital Partners, LLC
New York, New York

We have audited the accompanying statement of financial condition of Calibrax Capital Partners, LLC as of December 31, 2008, and the related statements of income and member's capital, and cash flows for the six months then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Calibrax Capital Partners, LLC as of December 31, 2008, and the results of its operations and its cash flows for the six months then ended in conformity with accounting principles generally accepted in the United States of America.

Berger, Toombs, Elam,
Gaines & Frank
Certified Public Accountants PL

Calibrax Capital Partners, LLC
New York, New York

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the Calculation of Net Capital is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berger, Toombs, Elam, Gaines & Frank

Berger, Toombs, Elam, Gaines & Frank
Certified Public Accountants PL
Fort Pierce, Florida

February 24, 2009

Calibrax Capital Partners, LLC
STATEMENT OF FINANCIAL POSITION
December 31, 2008

Assets	
Current Assets	
Cash	$ 42,624
Advance receivable	15,000
Total Current Assets	57,624
Other Assets	
Goodwill net	30,483
Total Assets	$ 88,107
Liabilities and Member's Capital	
Current Liabilities	
Accrued expenses	$ 500
Member's capital	
Member's Capital	87,607
Total Liabilities and Member's Capital	$ 88,107

The accompanying notes are an integral part of this statement.

Calibrax Capital Partners, LLC
STATEMENT OF INCOME AND CHANGES IN MEMBER'S CAPITAL
For the Six Months Ended December 31, 2008

Income	
Commissions	$ 50,000
Expenses	
Accounting	2,035
Professional services	38,000
Amortization Expense	517
Other administrative expenses	6,841
Total Expenses	47,393
Net Income	2,607
Member's Capital - June 1, 2008	-
Capital contributions	85,000
Member's Capital - December 31, 2008	$ 87,607

The accompanying notes are an integral part of this statement.

Calibrax Capital Partners, LLC
STATEMENT OF CASH FLOWS
For the Six Months Ended December 31, 2008

Cash Flows From Operating Activities		
Net Income	$	2,607
Adjustments to reconcile net income to cash provided by operating activities		
Increase in advance receivable		(15,000)
Decrease in goodwill		517
Increase in accrued expenses		500
Net Cash Provided By Operations		(11,376)
Cash Flows From Financing Activities		
Capital contributions		54,000
Net Increase In Cash		42,624
Cash - June 1, 2008		-
Cash - December 31, 2008	$	42,624

The accompanying notes are an integral part of this statement.

Calibrax Capital Partners, LLC
NOTES TO FINANCIAL STATEMENTS
For the Six Months Ended December 31, 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Calibrax Capital Partners, LLC (Company), a non-clearing securities broker, is organized as a limited liability company and began operation in 2008. The primary business activities of the company consist of the buying and selling of securities for clients.

The Company, operating as a limited liability company, is not a taxable entity. The results of it's operations are includable with the other activities of the sole member in the tax return filed by the member. Accordingly, no income tax provision is reflected in the accompanying financial statements.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and cash equivalents include checking accounts and short term notes receivable for the purposes of the statement of cash flows.

NOTE B – NET CAPITAL

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1). This rule provides that a broker or dealer in securities is required to maintain a minimum "net capital" equal to the greater of its requirement as determined by classification or 6-2/3% of aggregate indebtedness. The "net capital" of the Company as of December 31, 2008 was $87,607 and its minimum requirement was $25,000 for 2008.

Reconciliation with Company's computation (included in Part IIA of form X-17A-5 as of December 31, 2008):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 87,607
Net capital per computation	$ 87,607

NOTE C – SUBORDINATED LIABILITIES

The Company did not have any liabilities subordinated to claims of general creditors as of December 31, 2008.

NOTE D – RELATED PARTY TRANSACTIONS

Calibrax, LLC is the parent company of Calibrax Capital Partners, LLC. During the fiscal year ended December 31, 2008, Calibrax, LLC contributed capital in the amount of $54,000.

NOTE E – SUBSEQUENT EVENTS

On January 8, 2009, the Company received a promissory note in the amount of $12,000 from AD Capital, LLC. The note is due on July 9, 2009.

SUPPLEMENTAL INFORMATION

Calibrax Capital Partners, LLC
COMPUTATION OF NET CAPITAL
For the Six Months Ended December 31, 2008

Member's Capital Per Statement of Financial Condition:	$ 87,607
Net capital	87,607
Minimum net capital	25,000
Excess Net Capital	$ 62,607

Berger, Toombs, Elam,
Gaines & Frank

Certified Public Accountants PL

600 Citrus Avenue
Suite 200
Fort Pierce, Florida 34950

772/461-6120 // 461-1155
FAX: 772/468-9278

Royal Palm Financial Center
Building III, Suite 321
759 South Federal Highway
Stuart, Florida 34994

772/219-0220
FAX: 772/219-0260